UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In March 2025, Sanofi published the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated March 25, 2025 : Tolebrutinib regulatory submission accepted for priority review in the US for patients with multiple sclerosis

Exhibit 99.2	Press Release dated March 26, 2025 : Chlamydia vaccine candidate granted fast track designation by the US FDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2025		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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